Filed by Comtech Telecommunications Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: CPI International, Inc.
Commission File No.: 000-51928
Comtech Telecommunications Corp. to Acquire CPI International, Inc. for
$472.3 Million in a Strategic and Accretive Transaction
Expands One-Stop Shopping Approach for RF Microwave Products and
Provides Immediate Customer and Product Diversification
General Questions and Answers

Cautionary Statement Regarding Forward-Looking Statements
Certain information in these General Questions and Answers contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.
Participants in Solicitations
Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It
These General Questions and Answers shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Transaction Rationale, Background and Details
1.	What is the strategic and financial rationale for combining Comtech and CPI?

We are very excited about this acquisition as it accomplishes a number of strategic and financial benefits for Comtech:
•
Almost triples the size of Comtech’s RF microwave amplifier segment and is anticipated to generate over $50.0 million of earnings before interest, income taxes, depreciation and amortization (EBITDA) on an annual basis.(1)

•
Immediately establishes Comtech as a leading global supplier of vacuum electron devices (including klystron, traveling wave and power grid tubes). CPI’s tubes and amplifiers are incorporated into products that are used in a broad array of applications and end-markets.

•
Drives further innovation by combining manufacturing, engineering and sales teams for Comtech’s XICOM branded-product group with CPI’s Satcom product group to take advantage of united resources which are expected to deliver new and advanced amplifiers and other products to be used in satellite communications, radar applications and other electronic warfare systems.

•
Diversifies Comtech’s product portfolio and customer base. CPI has an extensive portfolio of over 4,500 microwave and power grid tubes. No customer other than the U.S. government accounted for more than 10% of CPI’s sales for its last four fiscal quarters ended January 1, 2010.

•
Approximately 40% of CPI’s sales of $338.5 million for its last four fiscal quarters ended January 1, 2010 are derived from annuity-like sales for replacement, spares and repairs, including upgraded replacements for existing sole-sourced products. These sales have strong related cash flows which will allow Comtech to become a more stable, predictable business that is partially insulated from dramatic shifts in market conditions.

•
Strategically redeploys a significant portion of Comtech’s existing cash to enhance earnings per share and shareholder value. Comtech’s balance sheet strength will remain strong. Comtech expects that, upon the closing of the transaction, it will have between $150.0 million and $200.0 million of cash and cash equivalents.

(1)	Please see reconciliation of CPI’s GAAP net income to CPI’s EBITDA at the end of this document.

2.	Isn’t CPI a slow growing company?
•
We agree that CPI has a slower growth rate than Comtech does on a stand-alone basis. In our view, this is because many of CPI’s products are used in large complicated systems, such as radar systems, which generally have long product life cycles – many of which are expected to last literally decades. CPI is an incumbent on many of these programs and these sales have strong related cash flows which will allow Comtech to become a more stable, predictable business that is partially insulated from dramatic shifts in market conditions.

•
In recent years, management of CPI has invested in a number of exciting new growth areas including innovative Flat Parabolic Surface (“FLAPS”) based antenna technology that is currently being deployed to allow communication with unmanned aerial vehicles (“UAV’s”). Although this product line is relatively small, we believe that it has strong growth potential in future years.

3.	How was the price for CPI determined?
•
We believe we are paying a fair price for CPI. Based on the most recent closing price of Comtech’s common stock as of May 7, 2010, the equity value of the transaction currently approximates $16.40 per outstanding CPI share, which represents a premium of 25.7% as compared to the last closing price of CPI and 21.3% as compared to the last 30 trading day average closing price. Based on CPI’s revenue of $338.5 million and EBITDA of $56.4 million for the four fiscal quarters ended January 1, 2010, and the transaction’s enterprise value of $472.3 million, the enterprise value of the transaction translates into a last twelve months revenue multiple of 1.4x and a last twelve months EBITDA multiple of 8.4x.

•
Since the price was fully negotiated by the parties, we are comfortable that the price is fair to both sets of shareholders. When considering price, we considered fundamental and relative value. We analyzed, in great detail, what we believe will be the mid and long-term financial and strategic benefits of the combination.

4.	What is the rationale for the acquisition structure? Why are you issuing shares of Comtech Common Stock rather than paying all cash?
•
Ultimately, as you know, any deal needs to work for shareholders on both sides of the transaction and the cash and stock structure of the transaction was based on the outcome of the negotiation process between the parties. We believe this stock and cash combination is very favorable. The acquisition allows us to strategically redeploy a significant portion of our existing cash to enhance our earnings per share, while retaining a strong post-transaction balance sheet. Upon the closing of the transaction, we estimate that we will have between $150.0 million and $200.0 million of cash and cash equivalents to further execute our business plan.

•	Complete details of the negotiation process between both parties will be available in documents that will be filed with the SEC.

5.	Is the structure tax-free to CPI shareholders?
•	The structure has not been designed to be tax-free; however, CPI shareholders are encouraged to consult with their own tax advisors.
6.	When did you begin to consider this transaction? Is this transaction a defensive strategy for Comtech because you are concerned about losing MTS and BFT?
•	We have considered CPI an attractive business for many years. Discussions between the parties became active earlier this year and ultimately resulted in the acquisition announcement.

•
This is not a defensive transaction for Comtech. As we have stated in the past, we believe that we are strongly positioned to continue to grow our existing businesses, including winning the BFT-2 competition and any potential MTS recompete.

7.	Would a stock buyback have been more accretive than what you are anticipating for the CPI transaction?
•
Although we are not providing specific earnings per share guidance for the CPI transaction at this time, it is fair to say that a stock buyback would have been more accretive in the short-term. As indicated above, there are a number of strategic benefits that the acquisition will bring to Comtech which we believe, over time, will unlock value for our shareholders.

•
CPI has a global infrastructure and well-recognized sales and service presence adding not only revenues but human resources. From a sales and marketing perspective, we believe that our combined amplifier sales organization will be a force in the global market place. CPI has perennially been strong in Europe and Asia and provides us with additional sales and marketing muscle, and very importantly, 17 service centers located around the world. These service centers allow customers to resolve their product issues in their existing location rather than sending them back to the United States. We believe the long-term value and goodwill that CPI brings in this regard is literally priceless.

8.	How do the cultures of the two companies compare? Are there any major differences you see that could be an impediment to integration?
•
CPI’s origins go all the way back to 1948 when it was part of Varian Associates. In 1995, Varian sold its business to a private equity firm and since that time CPI has been operating as a stand-alone business focused on developing and producing microwave and power grid devices.

•
We believe our operating cultures are quite similar. Both companies have relatively small corporate staffs and have dedicated operating personnel. Both companies sell to both commercial and military customers. As a result, we do not see impediments to integration, and in fact, believe that our combined experience will benefit the overall combined company.

9.	Are you planning any specific restructuring charges, and if so, what is your estimate of the total charges?
•
Yes. Comtech expects to incur substantial merger and integration related expenses that pursuant to newly adopted purchase accounting rules may no longer be capitalized as part of the cost of the acquisition.

•
These expenses are expected to include change-in-control related payments to be made to certain CPI executives, the acceleration of certain unvested stock-based awards held by CPI employees, and Comtech’s professional fees to its financial and legal advisors. Comtech preliminarily estimates these expenses will range from $18.0 million to $22.0 million, the majority of which are expected to be immediately expensed on the day the transaction closes with the remainder expensed during the first year after the acquisition.

•	Comtech will provide definitive restructuring charges in a future announcement.
10.	Will CPI senior management play any ongoing role in the combined company?
•	CPI senior management will continue to make all decisions related to CPI’s business until the transaction closes.

•
After the acquisition is closed, Fred Kornberg will continue to be the President and Chief Executive Officer of Comtech and Michael Porcelain will continue to be Senior Vice President and Chief Financial Officer of Comtech.

•
We are pleased to say that the CPI management team has agreed to join Comtech, and will continue to manage the CPI business while working closely with our team to execute an integration plan as expeditiously and effectively as possible.

11.	Will any CPI directors join Comtech’s Board?
•	No.

CPI’s Financial Performance
12.	CPI’s revenues in fiscal 2008 were $370.0 million — how fast do you expect the CPI business to return to that level and what growth rates are you assuming they will achieve in the future?
•
In February 2010, management of CPI provided public guidance that the Company anticipated achieving revenue in fiscal 2010 between $360.0 million and $370.0 million. From our perspective, that guidance reflects CPI on a stand-alone basis and reflected optimism about their end-markets and an assumption that commercial markets would significantly improve. That guidance did not, of course, contemplate subsequent events in the world markets such as the instability in the Euro zone and elsewhere arising from the financial turmoil in Greece and Portugal.

•
Once the acquisition closes, it is likely that there will be some minor disruptions to the sales of CPI as customers wait for the certainty as it relates to future product line plans. As a result, once CPI is combined with Comtech, we believe the best indicator of future CPI sales is to look at the current run-rate of CPI’s sales based on annualized six-month actual sales results and order flow. Thus, assuming the economy continues improving, we believe that it is more likely that CPI’s annual revenue run-rate would approximate $350.0 million and that it will be able to grow from that level. Assuming no large program breakthroughs related to CPI’s innovative FLAPS-based antenna technology that is currently being deployed to allow communication with UAV’s, we believe CPI can grow on an annual basis of approximately 3% per year.

13.	Do you expect to be able to improve on CPI’s recent financial performance to help pay for the acquisition?
•
Looking out one year, we are comfortable that, working with CPI management, we will be able to improve on CPI’s stand-alone business performance. We believe that CPI’s global legal and tax structure is far too complicated for a company of CPI’s size. Much of CPI’s structure was inherited by management as a result of their spin-off from Varian. Given CPI management’s understandable focus, since CPI’s spin-off from Varian, on debt-reduction and other operational matters, we see additional opportunities for achieving operational efficiencies.

•
As part of our merger and integration plan, CPI’s senior management and corporate team are expected to stay in their current or similar roles and will work directly with us to integrate and restructure CPI’s global legal and tax structure into Comtech’s. In connection with the actions we would take, we believe it is reasonable to assume that we will create significant annual recurring net synergies currently estimated to range from $5.0 million to $7.0 million during the second year. We believe that it is entirely possible that with additional time and focus, these numbers may prove to be conservative.

Due-Diligence, Synergies and Impact on Accretion
14.	How much due diligence were you able to do?
•
We believe we did an appropriate due diligence review of CPI’s business. Although CPI is a publicly traded company that is audited by an outside accounting firm, we retained our own high quality team of financial, legal and accounting advisors to assist us with different aspects of the transaction. We engaged a special accounting and tax team to review the financial information. We had key Comtech executives review matters within their specific areas of expertise. We engaged other outside consultants, as needed, to assist us. So we feel we did a thorough job evaluating this acquisition.

15.	How will you be able to achieve the $5.0 million to $7.0 million of operating synergies?

We believe we will be able to achieve synergies primarily by accomplishing the following:
•	Consolidating both Comtech and CPI’s satellite amplifier related manufacturing operations into one facility to drive lower operating costs;

•	Combining both Comtech’s and CPI’s California-based satellite amplifier related engineering operations and eliminating redundant overhead and administrative functions;

•	Integrating Comtech’s existing high-power switch manufacturing and engineering facility, located in Massachusetts, with CPI’s existing Massachusetts-based manufacturing and engineering facility;

•	Restructuring CPI’s global tax and legal structure into Comtech’s existing structure; and

•	Eliminating duplicative public company expenses and redundant functions.
We believe that it is entirely possible that with additional time and focus, there will be other opportunities to achieve operating synergies.
16.	Considering that both companies are in the amplifier business, shouldn’t you be able to achieve more than $5.0 million to $7.0 million of operating synergies?
•
This combination is more about a bold expansion of our one-stop shopping approach for our RF microwave amplifier segment than driving out costs. Nonetheless, we do expect to generate annual synergies, excluding one-time merger and restructuring costs, currently estimated to range from $5.0 million to $7.0 million beginning in the second year.

17.	Why are you not anticipating any revenue synergies?
•
We believe that over time, we will be able to accelerate revenue growth of our product lines as we capitalize on CPI’s 17 sales and service centers and global sales force. Because achievement of revenue synergies is difficult and is nearly impossible to estimate, our acquisition model at this time assumes no revenue synergies.

18.	Do you have the expertise and experience to manage such a huge acquisition?
•
Just 2 years ago, we successfully completed the Radyne acquisition which was the largest acquisition in our history. Our entire senior management team, that executed the Radyne acquisition, is ready to go and will be joined by the senior management team of CPI. We are confident that we have the right team in place.

19.	How accretive or dilutive is the transaction to earnings per share?
•
Because a portion of the purchase price to be paid to CPI shareholders is in the form of Comtech common stock, purchase accounting rules require that some of the charges and the value of CPI’s intangible assets (including goodwill) be determined based on the date the acquisition closes. As such, at this time, Comtech is unable to determine the amount of annual amortization expected to be recorded either during the first year of the acquisition or thereafter. However, excluding amortization of intangibles associated with purchase accounting and merger and integration related expenses, the acquisition is expected to be accretive in the first year of the acquisition and significantly accretive beginning the second year.

•
Due to the complexity of purchase accounting rules and the $18.0 million to $22.0 million of merger related charges we anticipate taking, we believe, for now, it is best to focus on the incremental EBITDA that CPI will add. In this case, assuming CPI is bringing approximately $350.0 million of revenue, we believe that CPI will generate over $50.0 million of EBITDA on an annual basis.

•	Comtech will provide specific revenue, EBITDA and earnings per share guidance in a future announcement.

Closing Timetable
20.	What is the process from announcement to closing? When will the deal close?
•	The transaction is subject to customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.

•	In addition, CPI will call a shareholders meeting to vote on the transaction and both Comtech and CPI will make related filings with the Securities and Exchange Commission.

•
Accordingly, the actual timing of the closing will be affected by the regulatory agency processes. As such, although we anticipate that this process could range from three to six months from today’s announcement, it would be premature to provide a specific date at this time. Once we have a better sense of timing, we will provide an update of our expectations for closing.

Anti-trust and Shareholder Communication
21.	Do you anticipate any anti-trust issues arising from this transaction? Do you anticipate a second request?
•
We will make all of the appropriate regulatory filings and we have retained legal counsel with strong experience to navigate us through this process. The process is in its early stages and it would not be appropriate for us to speculate as to how it will proceed.

22.	Have you spoken to CPI’s major shareholders? What is their view of the transaction?
•
CPI’s majority shareholder, The Cypress Group (including related entities), is supportive of the transaction. They have entered into a voting agreement subject to its terms and conditions, to demonstrate their strong support of the proposed transaction.

23.	Have you spoken with any of your shareholders? What is their reaction?
•	We announced the transaction this morning so we have not yet had an opportunity to speak to our shareholders.

24.	Will CPI require a shareholder vote to approve this deal? Has CPI scheduled a shareholder meeting regarding the transaction? Does Comtech need a shareholder vote?
•	Yes, CPI will require a shareholder vote, the timing and details of which will be presented in their SEC filings. Comtech will not require a shareholder vote for this transaction.
25.	Under what circumstances would you terminate this transaction?
•
We are highly committed to this transaction, and intend to expeditiously complete this transaction. As you know, merger agreements for public companies customarily provide for termination rights of both parties under certain circumstances, none of which are anticipated to occur here.

Reconciliation of CPI’s GAAP Net Income to CPI’s EBITDA

Four fiscal quarters ended
January 1, 2010
Reconciliation of CPI GAAP Net Income to CPI EBITDA(1) (2):
GAAP net income	$19,652,000
Interest, net	16,405,000
Depreciation and amortization	10,831,000
Income taxes	6,976,000
Amortization of stock-based compensation	2,788,000
Other	(248,000)

EBITDA	$56,404,000

(1)	Represents earnings before interest, income taxes, depreciation and amortization of intangibles and stock-based compensation based on the EBITDA calculation utilized by Comtech.

(2)
EBITDA is a non-GAAP operating metric used by Comtech in assessing CPI’s operating results. Comtech’s definition of EBITDA may differ from the definition of EBITDA used by CPI and other companies, and may not be comparable to similarly titled measures used by other companies. EBITDA is also a measure frequently requested by Comtech’s investors and analysts. Comtech believes that investors and analysts may use EBITDA, along with other information contained in its SEC filings, in assessing its ability to generate cash flow and service debt.